





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeridge Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 University Avenue, Suite M002
(No. and Street)

Toronto	Ontario Canada	M5J 2H7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Pollard 631-721-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLC
(Name – *if individual, state last, first, middle name*)

132 Nassau St. Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Pollard _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Lakeridge Capital Inc. _____ , as

of October 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Executive Officer

Title



Notary Public

JESSIKA T. LOMBARDO
Notary Public, State of New York
No. 01LO6314112
Qualified in Suffolk County
Commission Expires Nov. 3, 20 ZZ

This report ** contains (check all applicable boxes):

- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [✔] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✔] (d) Statement of Changes in Financial Condition.
- [✔] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✔] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✔] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKERIDGE CAPITAL INC.

Statement of Financial Condition

and Footnotes October 31, 2019

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to
Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange

TABLE OF CONTENTS

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Lakeridge Capital Inc.
55 University Avenue
Mezzanine Level, Suite M002
Toronto, Ontario M5J 2H7

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Lakeridge Capital Inc. (the "Company") as of October 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Lakeridge Capital Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2015.

New York, NY
January 13, 2020

LAKERIDGE CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2019

ASSETS

Cash	$	23,022
TOTAL ASSETS	**$**	**23,022**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$	18,448
Total Liabilities		18,448

Equity

Capital stock, without par value, 6,000 authorized, 6,000 shares issued and outstanding	12,500
Additional paid in capital	502,481
Accumulated deficit	(510,407)
	4,574

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**23,022**

LAKERIDGE CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2019

REVENUES

Investment banking fees and other income	$	18,694
Total revenues		**18,694**

EXPENSES

Compliance	45,185
Compensation to brokers	16,714
Professional fees	13,250
Occupancy	6,000
Management fees	1,800
Regulatory fees	5,037
Other	2,019
Total expenses	**90,005**

Net loss	$	**(71,311)**

LAKERIDGE CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2019

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Totals
Balances at November 1, 2018	6,000	$ 12,500	$ 441,471	$ (439,096)	$ 14,875
Stockholder's contributions	-	-	61,010	-	61,010
Net loss	-	-	-	(71,311)	(71,311)
Balances at October 31, 2019	6,000	$ 12,500	$ 502,481	$ (510,407)	$ 4,574

LAKERIDGE CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(71,311)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Due from Affiliate		3,410
Accrued expenses		473
NET CASH USED IN OPERATING ACTIVITIES		(67,428)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		61,010
NET CASH PROVIDED BY FINANCING ACTIVITIES		61,010

NET DECREASE IN CASH		(6,418)
CASH AT BEGINNING OF YEAR		29,440
CASH AT YEAR END	$	23,022

Supplemental Disclosure of Cash Flow Information:

    Cash paid during year for:

Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non-cash transactions:		
Payment of expenses by stockholder as contribution of capital	$	11,760

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lakeridge Capital Inc. (the "Company") was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, the name was changed to Ridgewood Capital Funding, Inc. On June 30, 2004, the Company was sold to Kingsdale Capital Markets Inc., ("Original Stockholder") a member of the Investment Industry Regulatory Organization of Canada (IIROC), and its name was changed to Kingsdale Capital Markets (USA) Inc. The name changed again in July 2012 to Lakeridge Capital Inc. [then both an IIROC and U.S. Financial Industry Regulatory Authority ("FINRA") member] and the Company was dependent upon its Original Stockholder.

On January 22, 2019 Regent Capital Partners Inc. ("Current Stockholder") made its first investment of what ultimately made it the full Current Stockholder of Lakeridge Capital Inc. by April 29, 2019. The Company continues to be a member of FINRA and conducts a securities business generally limited to private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 ("ASU 2014-09") to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14) which deferred the effective date for implementation by one year, and was effective for annual reporting periods beginning after December 15, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

On November 1, 2018 the Company adopted ASU 2014-09 using the modified   retrospective method of adoption.   ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended October 31, 2019 or net income for the preceding year-end.

The Company's revenues from contracts with customers are composed of private placement fees, fees from due diligence preparation, and advisory fees – all of which are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction.

For the year ended October 31, 2019 the Company earned private placement fees and gains from exercise of warrants. Reimbursed expenses related to these transactions are recorded as revenue and are included in private placement fees, although this did not occur during the year ended October 31, 2019.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There were no advances to the Company during the year ended October 31, 2019.

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of the private placement offering, preparation of due diligence reports and from advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. In fiscal year ending October 31, 2019 private placement revenue was $8,694 and gain from exercise of warrants was $10,000.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Income Taxes

The Company accounts for income taxes under SFAS no. 119, which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The Original Stockholder, Kingsdale Capital Markets, Inc. (even after being fully purchased by Regent Capital Partners Inc. [the Current Stockholder]) continues to pay office and administrative expenses including accounting, rent, telephone and secretarial fees, and allocates a portion of the such expenses to the Company. The Company is dependent upon the Original Stockholder for continued financial support.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At October 31, 2019 the Company's net capital was $4,556 which was a $444 deficit of its required net capital of $5,000. The Company did not conduct a securities business during the time of such deficit.

The Company's debt-equity ratio was 4.0492 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with its stockholders for the fiscal year ended October 31, 2019 and continues to have an expense sharing agreement with its Current Stockholder. The stockholders provided administrative and other services to the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS - (continued)

During the fiscal year ended October 31, 2019, the Original Stockholder charged the Company a total of $4,460 consisting of $3,000 in regulatory fees, $300 in officer compensation, and $1,160 for office space and administrative support. The Current stockholder charged the Company a total of $7,300 consisting of $1,500 for officer compensation and $5,800 for office space and administrative support. Such expenses were not paid but were considered contributions of capital.

For the fiscal year ended October 31, 2019, the Original Stockholder made cash capital contributions of $7,500 and the Current Stockholder made cash capital contributions of $41,750.

The Company's Fidelity Bond coverage is provided as a rider to the stockholder's policy. The stockholder has agreed to indemnify the Company for any amount due as a deductible under the policy.

NOTE 5 - INCOME TAXES

At October 31, 2019 the Company had a net operating loss of approximately $530,000 for income tax purposes which expire in the years 2028 through 2039. A valuation allowance of $132,000 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred assets have been recorded on the accompanying statement of financial condition.

NOTE 6- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 13, 2020, the date that these financial statements were available to be issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 7- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker- dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 8- GOING CONCERN OPERATION

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a large loss from operations which if repeated next year, raises substantial doubt about the Company's ability to continue as a going concern. The stockholder has stated they will make the additional capital contributions required to keep the Company in net capital compliance.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE ACT OF 1934

LAKERIDGE CAPITAL INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2019

NET CAPITAL:		
Stockholder's equity	$	4,574
Less haircuts on foreign currency (CDN)		(18)
NET CAPITAL	$	4,556
AGGREGATE INDEBTEDNESS	$	18,448
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		963
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
NET CAPITAL DEFICIT ($4,556 - $5,000)	$	(444)

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 18,448	404.92%
	$ 4,556	

The computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of October 31, 2019 differed by the following:

Unrecorded public accounting audit expenses of $4,000

SCHEDULE II

**INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3**

October 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 in that the company's activities are limited to those set forth in the conditions for the exemption appearing in paragraph (k)(2)(i).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Lakeridge Capital Inc.
55 University Avenue
Mezzanine Level, Suite M002
Toronto, Ontario M5J 2H7

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lakeridge Capital Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lakeridge Capital Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Lakeridge Capital Inc. stated that Lakeridge Capital Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lakeridge Capital Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lakeridge Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 13, 2020

SEC Rule 15c3-3(k)
Exemption Report For year
ending October 31, 2019

Lakeridge Capital, Inc. states to the best of its knowledge and belief that:

1. Lakeridge Capital, Inc. is exempt from Rule 15c3-3 under the provisions of subsection (k) (2) (i) – ("Special Account for the Exclusive Benefit of customers" maintained).

2. Lakeridge Capital, Inc. met the requirements of this exemption provision throughout the fiscal year ended October 31, 2019 without exception.

Signature: ______________________
Donald R. Pollard, CEO and CCO